Exhibit 99.1

Gamehaus Holdings Inc. Announces Unaudited Financial Results for the First Quarter of Fiscal 2026 Ended September 30, 2025

SHANGHAI, Nov. 25, 2025 /PRNewswire/ — Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven mobile game publisher, today announced its unaudited financial results for the first quarter of fiscal year 2026 ended September 30, 2025.

First Quarter of Fiscal Year 2026 Financial Highlights

●	Total revenue was US$27.7 million, representing a 7.5% decrease from US$30.0 million in the first quarter of fiscal year 2025. In-app purchases contributed US$25.3 million, while advertising revenue reached US$2.4 million.
●	Total operating costs and expenses were US$26.7 million, representing a 6.2% reduction from US$28.5 million in the first quarter of fiscal year 2025.
●	Net income was US$1.8 million, representing a 17.6% increase from US$1.6 million in the first quarter of fiscal year 2025.

First Quarter of Fiscal Year 2026 Operating Highlights

in thousands, except percentages	For the Three Months Ended September 30,
	2025	2024
Average MAUs[1]	3,066	3,968
Average DAUs[2]	550	759
ARPDAU[3]	0.536	0.431
Average DPUs[4]	13	16
Average Daily Payer Conversion Rate[5]	2.4%	2.1%
Average 7D Retention Rate[6]	9.1%	10.4%

1 Average Monthly Active Users, or Average MAUs, is defined as the number of individual users who play a game during a particular month.

2 Average Daily Active Users, or Average DAUs, is defined as the number of individual users who play a game on a particular day.

3 Average Revenue Per Daily Active User, or ARPDAU, is calculated by dividing revenue generated during a specific period by the Average DAU for that period, then further dividing by the number of days in the period.

4 Average Daily Paying Users, or Average DPUs, is defined as the number of individuals who made a purchase in a game during a particular day.

5 Average Daily Payer Conversion Rate is calculated by dividing Average DPUs for a specific period by the Average DAUs for that period.

6 Average Day Seven Retention Rate is calculated by dividing the number of new users who continue using the app on the seventh day after installation for a specific period by the total number of new users for that period.

Mr. Feng Xie, founder and chairman of Gamehaus, commented: “This quarter reflects the steady progress we are making as we transition Gamehaus toward a more disciplined, efficient, and scalable operating model. Our profitability and underlying efficiency continued to improve, demonstrating the resilience of our portfolio and the early impact of our strategic upgrade. As we advance the key pillars of our Gamehaus 2.0 strategy and deepen the integration of AI across our publishing stack, we are further enhancing operational predictability and the long-term economics of our business. Looking ahead, the combination of our AI-powered publishing platform and our disciplined approach to new content positions us well to drive sustainable growth. We will remain focused on execution and confident in our ability to create long-term value for our players, partners, and shareholders.”

First Quarter of Fiscal Year 2026 Unaudited Financial Results

Revenue

Total revenue was US$27.7 million in the first quarter of fiscal year 2026, decreasing 7.5% from US$30.0 million in the first quarter of fiscal year 2025. The decline primarily resulted from the Company’s reduction in user acquisition spending, which was a strategic move to optimize resource allocation and redirect investment toward the development of new game categories and upcoming projects, as well as their subsequent launch and promotion, aiming to strengthen the Company’s game portfolio and support sustainable long-term growth.

Advertising costs decreased by 13.5% in the first quarter of fiscal year 2026 compared to the first quarter of fiscal year 2025, resulted in reduced traffic and user acquisition, which in turn affected revenue performance. In-app purchase revenue decreased 6.1% to US$25.3 million in the first quarter of fiscal year 2026 from US$26.9 million in the first quarter of fiscal year 2025, while advertising revenue was US$2.4 million in the first quarter of fiscal year 2026, compared to US$3.0 million in the first quarter of fiscal year 2025. These headwinds were partially offset by enhanced in-game content and live-ops features, which continued to drive engagement and monetization among the Company’s existing player base.

Additionally, the Company is actively expanding its pipeline of games, with new titles in the Puzzle and RPG genres currently in the development and testing phase. The Company allocated meaningful marketing budgets to support these products and intends to launch extensive promotional campaigns upon their commercial release.

Operating Costs and Expenses

Total operating costs and expenses were US$26.7 million in the first quarter of fiscal year 2026, representing a 6.2% reduction from US$28.5 million in the first quarter of fiscal year 2025.

●	Cost of revenue decreased by 5.4% to US$13.3 million in the first quarter of fiscal year 2026, from US$14.0 million in the first quarter of fiscal year 2025. The decrease was primarily due to lower platform fees and reduced profit-sharing payments to game developers.
●	Research and development expenses increased 18.3% to US$1.2 million in the first quarter of fiscal year 2026, from US$1.0 million in the first quarter of fiscal year 2025. The increase was mainly attributable to the Company’s strategic collaborations with multiple developers throughout the development and testing phases.
●	Selling and marketing expenses decreased by 13.6% to US$10.8 million in the first quarter of fiscal year 2026, from US$12.5 million in the first quarter of fiscal year 2025. The reduction was primarily driven by a US$1.6 million decline in advertising costs related to player acquisition and retention, consistent with the Company’s strategy to scale back promotional spending amid volatile ad performance across major platforms and to optimize efficiency for mature titles.
●	General and administrative expenses were US$1.4 million in the first quarter of fiscal year 2026, representing an increase of 56.9% from US$0.9 million in the first quarter of fiscal year 2025. The increase was mainly attributable to higher salary expenses and professional service fees, largely associated with activities related to the Company’s enhancements to corporate governance, financial reporting, and investor relations functions in relation to its status as a publicly-listed company.

Operating Income

Operating income was US$1.0 million in the first quarter of fiscal year 2026, compared to US$1.5 million in the first quarter of fiscal year 2025. Operating margin was 3.6% in the first quarter of fiscal year 2026, compared to 5.0% in the first quarter of fiscal year 2025.

Other Income, Net

Other income, net, which mainly included the Company’s non-operating income and expenses, interest income and expenses, investment income (loss), and other income and expenses, was US$0.9 million in the first quarter of fiscal year 2026, compared to US$0.1 million in the first quarter of fiscal year 2025.

Net Income

Net income was US$1.8 million for the first quarter of fiscal year 2026, compared to US$1.6 million in the first quarter of fiscal year 2025. Net income attributable to Gamehaus Holdings Inc.’s shareholders per ordinary share was US$0.04 for the first quarter of fiscal year 2026, compared to US$0.03 in the first quarter of fiscal year 2025.

Cash and Cash Equivalents

Cash and cash equivalents were US$15.3 million as of September 30, 2025, compared to US$15.2 million as of June 30, 2025, which the Company believes is sufficient to meet its current liquidity and working capital needs for the next 12 months.

Business Outlook

For the second quarter of fiscal year 2026 ending December 31, 2025, the Company expects its total revenue to be in the range of approximately US$24 million to US$27 million. This forecast reflects the Company’s current and preliminary view of its expected financial performance, business situation and market condition, which is subject to change.

Recent Development

Share Repurchase Plan Update

In August 2025, the board of directors of the Company approved a share repurchase plan, pursuant to which the aggregate value of Class A ordinary shares authorized for repurchase under the plan through August 28, 2026 shall not exceed US$5 million. Repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, including through the use of trading plans, intended to qualify under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions and subject to market conditions and in accordance with applicable federal securities laws. The timing and actual amount of repurchases will be determined at the discretion of the Company’s management, based on factors including share price, trading volume, market conditions, business outlook, and capital allocation priorities.

As of October 31, 2025, the Company had repurchased approximately 200,000 of its Class A ordinary shares for approximately US$285,000.

Conference Call Information

The management team of Gamehaus will host a conference call at 07:00 A.M. Eastern Time on Tuesday, November 25, 2025 (08:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference passcode, a unique PIN number (personal access code), dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://dpregister.com/sreg/10204494/10054ace2d2

A live and archived webcast of the conference call will be available on the Company’s Investor Relations website at https://ir.gamehaus.com/.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven global mobile game publisher dedicated to bridging creative studios and players worldwide. With a portfolio spanning mid-core and casual games, Gamehaus delivers full-stack publishing support across market insights, user growth, live-ops, data analytics and monetization optimization. With a vision to be the go-to partner for creative teams, the company specializes in combining global publishing reach with AI- and data-powered solutions to help partners build lasting success. For more information, please visit https://ir.gamehaus.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties, including but not limited to those described under the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in USD dollars, except for number of shares or otherwise noted)

	As of
	September 30, 2025	June 30, 2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,328,252	$15,234,745
Short-term investments	2,871,567	1,345,154
Accounts receivable	9,201,948	10,423,418
Advanced to suppliers, net	9,083,183	9,442,382
Prepaid expenses and other current assets	4,370,647	3,128,788
TOTAL CURRENT ASSETS	40,855,597	39,574,487

NON-CURRENT ASSETS:
Plant and equipment, net	124,833	124,503
Intangible assets, net	4,779,917	5,001,523
Operating lease right-of-use assets, net	373,845	512,647
Equity investments	1,921,422	1,995,021
TOTAL NON-CURRENT ASSETS	7,200,017	7,633,694
TOTAL ASSETS	$48,055,614	$47,208,181

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$10,231,925	$10,752,234
Contract liabilities	1,636,975	1,871,120
Accrued expenses and other current liabilities	682,123	903,252
Operating lease liabilities	332,878	463,064
Taxes payable	76,895	51,599
TOTAL CURRENT LIABILITIES	12,960,796	14,041,269

NON-CURRENT LIABILITY:
Operating lease liabilities	28,437	58,517
TOTAL NON-CURRENT LIABILITY	28,437	58,517
TOTAL LIABILITIES	$12,989,233	$14,099,786

SHAREHOLDERS’ EQUITY:
Class A ordinary shares (par value of $0.0001 per share; 900,000,000 shares authorized, 37,971,245 and 37,971,245 shares issued and outstanding as of September 30, 2025 and June 30, 2025, respectively)	3,797	3,797
Class B ordinary shares (par value of $0.0001 per share; 100,000,000 shares authorized, 37,971,245 and 15,598,113 shares issued and outstanding as of September 30, 2025 and June 30, 2025, respectively)	1,560	1,560
Additional paid-in capital	10,954,201	10,954,201
Treasury stock	(112,428)	-
Retained earnings	25,452,190	23,543,001
Accumulated other comprehensive loss	(1,051,616)	(1,276,222)
TOTAL GAMEHAUS HOLDINGS INC’S SHAREHOLDERS’ EQUITY	35,247,704	33,226,337
Non-controlling interests	(181,323)	(117,942)
TOTAL SHAREHOLDERS’ EQUITY	35,066,381	33,108,395
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$48,055,614	$47,208,181

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Amount in USD dollars, except for number of shares or otherwise noted)

	For the Three Months Ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
REVENUE	$27,730,376	$29,992,967
OPERATING COST AND EXPENSES
Cost of revenue	(13,276,705)	(14,034,397)
Research and development expenses	(1,184,320)	(1,001,192)
Selling and marketing expenses	(10,836,504)	(12,545,814)
General and administrative expenses	(1,432,961)	(913,251)
OPERATING INCOME	$999,886	$1,498,313

OTHER INCOME (EXPENSES):
Investment income (loss), net	676,089	(19,520)
Interest income	174,554	154,642
Other income (expenses), net	7,768	(13,063)
Total other income, net	858,411	122,059

INCOME BEFORE INCOME TAXES	1,858,297	1,620,372

INCOME TAXES EXPENSES	12,543	50,828
NET INCOME	1,845,754	1,569,544
Less: net (loss) income attributable to non-controlling interests	(63,435)	9,521
NET INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	1,909,189	1,560,023

OTHER COMPREHENSIVE INCOME
Net income	1,845,754	1,569,544
Foreign currency translation adjustment, net of tax	220,346	1,245,027
TOTAL COMPREHENSIVE INCOME	$2,066,100	$2,814,571
Less: total comprehensive (loss) income attributable to non-controlling interests	(63,381)	9,808
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	2,129,481	2,804,763

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.04	$0.03

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted*	53,569,358	50,000,000

* Presented on a retroactive basis to reflect the reverse recapitalization.